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                     June 9, 2023

       Kevin P. Zdimal
       Chief Financial Officer
       Carlisle Companies Inc.
       16430 North Scottsdale Road, Suite 400
       Scottsdale, Arizona 85254

                                                        Re: Carlisle Companies
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-09278

       Dear Kevin P. Zdimal:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing